Filed by Empire State Realty Trust Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following was provided to persons calling participants in Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., respectively, on August 6, 2012, to be used as a script for such calls:

LEGACY TEL OUTREACH – CALL SCRIPT

•

I am calling from Malkin Holdings regarding the proposed consolidation of various office and retail properties into a publicly traded real estate investment trust, known as a REIT. The new entity will be called Empire State Realty Trust, Inc.

•

We have sent you several letters about the consolidation and will be continuing to make outreach to our investors. We thought it might be helpful if we called you directly to answer any questions you may have about any of our letters, the proposed transaction, or anything else you might have on your mind.

•	Is now a good time to for you? If not, would you like to schedule a time for me or someone else from the organization to call you back?

•

Thank you for taking the time to speak with us. First off, may I ask you if you have received our letters? If so, did you find them helpful? Is there anything about which you have a question which you would like addressed or explained in greater detail?

•

First and foremost, Malkin Holdings believes that the consolidation gives investors greater potential for increased distributions and increased value from capital appreciation than they would have by remaining a participant in any of the subject LLCs. This belief is based on the anticipated growth in the revenues of the initial properties operated as a portfolio under the Malkin brand and potential additional investments by the REIT.

•

I would like to confirm that you are aware that you will now have the option to defer tax that would be triggered by the proposed consolidation. We want to make sure you know that this tax deferral treatment is well established and is not contingent upon obtaining any IRS or SEC ruling. Do you have any question about the three different options?

•	If questions:

•

ESBA investors will have the option to elect either taxable Class A Shares or tax-deferred operating partnership units – known as OP Units. We plan to list the Class A Shares and OP Units on the NYSE or another national securities exchange.

•

While these OP Units don’t have voting rights, if you elect to receive OP Units, you may also choose to elect a portion in Class B Shares which provide voting rights equivalent to Class A Shares in the REIT with minimal tax effect. The Malkin family has elected to receive OP Units and Class B Shares, as well as a small portion of Class A Shares, in exchange for their interests in your entity. Investors will now be able to avail themselves of the same equity structure and tax treatment as the Malkin family and the private entities.

•	Do you have more questions about this new structure? (If so, all answers to come directly from the July 2nd letter and S-4 or to be referred to another “expert” for another follow-up call).

•

We understand that change can be disconcerting and that many of you may be content with your current investment as is. But there are many developments from which we think you will benefit in the proposed transaction, and I would like to share some of them with you now.

•

We believe that an excellent opportunity for all investors is to pursue the consolidation and IPO for reasons laid out in the draft Form S-4 filed with the SEC and, in addition to greater potential for upside and capital appreciation, I will touch on the highlights here.

•

This transaction is expected to result in regular quarterly dividends which must be at least of 90% of REIT taxable income. The source of distributions will be the consolidated results of a portfolio of properties, rather than being dependent on just one property.

•

Next, this path will result in coordinated planning and decision-making and improved accountability from a board of directors consisting predominantly of independent directors that is responsible for overseeing the operations of the REIT.

•

And perhaps most importantly, it will also provide liquidity that investors currently lack. Should you need to sell all or part of your ownership interest for any reason, we expect that there will be a public market to facilitate an efficient sale and that it will permit much higher value to be realized by a selling investor than has been achieved from sales of participation interests in the limited market that has been available historically.

•

As you likely know, Malkin Holdings supervises buildings throughout the greater New York metropolitan area, in and out of Manhattan. The properties that will be acquired by the REIT have their own unique attributes and significant growth opportunities. Many of them are award-winning in their own right. The properties, as a whole, have an excellent and growing collection of top quality tenants, with similar credit to the new tenants who are leasing space at the Empire State Building. And all are located in locations near important transportation hubs and Manhattan or growing business communities in the New York metropolitan area such as White Plains and Stamford.

•	While the Empire State Building is the most well-known, it is only one property, and all the properties are valuable. The other properties, as a whole, show potential for upside.

•

[One thing that is very important for Empire State Building Associates is the fact is, the status quo cannot continue. Under Leona Helmsley’s will, her executors must sell all interests in her estate which represent more than a 1% ownership interest in any corporation, partnership or other business entity. Her estate’s interests include an interest in the operating lease of the Empire State Building which shares a veto with the Malkin family of all decisions by the operating lessee of the Empire State Building. Thus, a sale by the estate to an unknown third party carries real risk to investors, because such party would have the power to significantly influence and control operations and, as a result, distributions to investors.

•

[Institutional investors make up the vast majority of purchasers of REIT shares. Something for which REIT investors look is dedicated management. Therefore, it makes sense to include in the proposed REIT all of the Manhattan and New York City market properties supervised by Malkin Holdings. This way, REIT management cannot be accused of favoring a non-REIT property over a REIT owned property.] But under the structure being proposed now, all of these properties will be under consolidated so that a benefit to one property benefits all.

•	Do you have any specific questions about why we are recommending this transaction? (If so, all answers to come directly from pages 27-30 of draft S-4).

•

[We know that there is a lot of information contained in our filings and our letters. For that reason, we have launched a website which contains the publicly available materials on this transaction that we have filed thus far. It also contains information about the properties being consolidated. The website address is www.empirestaterealtytrust.com]

•

[We will continually update our website so you should consider it a resource. Once the Form S-4 is declared effective by the SEC, we will add even more content to the website including videos and instructions on how to vote.]

•	FOR ESBA ONLY:

•

We also want to take a moment to ask you if you have any question or comment about any outreach you may have received from individuals who are opposing this transaction. We have been following their comments and questions they have raised about our proposed transaction. Under securities laws, we were required to provide your address to these investors. We have received reports of statements made on these calls and have heard many of these calls ourselves. We believe that those individuals are creating an environment of confusion through incorrect statements about ESBA and our proposed transaction. We suggest that you rely on our letters and SEC filings (i.e., the Form S-4) for facts and conclusions about this transaction, rather than on these individuals’ conclusions. From our direct experience, we believe one cannot rely on the accuracy of their conclusions.

•

We encourage you to rely on information that Malkin Holdings has publicly filed with SEC rather than on speculative and unsupported comments. We also welcome any comment or question from any investor at any time.

•	We also want to talk to you a bit about the process and what you can expect in the coming months.

•

As we have explained in several of our letters, you need not do anything immediately. No action whatsoever is required of you at this time. In order for us to solicit your vote, the SEC must declare our Form S-4 effective. We expect that is still a few months away.

•

At that time, we will be mailing you the final document and consent solicitation and you will then have at least 60 days after such mailing to review the filing, ask additional questions if you have them, and speak to your personal advisors if desired before you need to vote.

•	Now that I have touched on some of the current topics, I want to ask you if any specific questions about the consolidation proposal or if any of what you have read or heard is of concern to you?

•	I will do my best to answer your questions, or I will arrange for someone to follow up with you if I cannot answer any question myself.